[redacted]

10027771

AS
3/1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40844

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alliance Affiliated Equities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Ward Parkway, Suite 345
(No. and Street)

Kansas City	MO	64112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gottlieb, Flekier & Co., P.A.
(Name – *if individual, state last, first, middle name*)

12721 Metcalf, suite 201	Overland Park	KS	66213
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 22 2010
Washington, DC
110

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

11,
3/15

OATH OR AFFIRMATION

I, David Dyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alliance Affiliated Equities Corporation, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN C. SCHMITT
Notary Public - Notary Seal
State of Missouri
Commissioned for Clay County
My Commission Expires: January 17, 2014
Commission Number: 09825451

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Gottlieb, Flekier & Co., P.A.
CERTIFIED PUBLIC ACCOUNTANTS
Jerrold L. Gottlieb • Steven M. Flekier • Danielle L. Bordman

Independent Auditors' Report

To the Board of Directors
Alliance Affiliated Equities Corporation
Kansas City, Missouri

We have audited the accompanying balance sheet of Alliance Affiliated Equities Corporation (a corporation) (the "Company") as of December 31, 2009, and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alliance Affiliated Equities Corporation as of December 31, 2009, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information contained in Schedules I, II, III, and IV is presented for the purpose of additional analysis and is not a required part of the basic financial statements of the Company, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Gottlieb Flekier & Co., P.A.

Gottlieb, Flekier & Co., P.A.
February 5, 2010

12721 METCALF AVE., SUITE 201 • OVERLAND PARK, KS 66213-2619
TEL 913-491-6655 • FAX 913-491-0429

Alliance Affiliated Equities Corporation
Balance Sheet
December 31, 2009

Assets

Assets:		
Cash and cash equivalents	$	12,639
Accounts receivable		579,355
Prepaid FINRA fees		12,072
Fixed Assets:		
Office equipment		6,432
Accumulated depreciation		(6,432)
Total Assets	$	604,066

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	11,550
Accounts payable and accrued expenses		4,607
Deferred tax liability		116,240
Total Liabilities		132,397
Stockholder's Equity:		
Class A common stock, $.01 par value, 7,500,000 shares authorized, 750,000 shares issued and outstanding		7,500
Additional paid-in capital		11,500
Retained earnings		452,669
Total Stockholder's Equity		471,669
Total Liabilites and Stockholder's Equity	$	604,066

The accompanying notes are an integral part of these financial statements.

Alliance Affiliated Equities Corporation
Statement of Operations
For the Year Ended December 31, 2009

Revenue:	
Security commission income	$ 1,811,120
Other income	41,516
Total Revenue	1,852,636
Expenses:	
Officer salaries and payroll taxes	26,950
Service fees	1,374,439
Regulatory agencies registration fees	26,027
Other	135,574
Total Expenses	1,562,990
Net Income Before Taxes	289,646
Income tax expense	58,003
Net Income	$ 231,643

The accompanying notes are an integral part of these financial statements.

Alliance Affiliated Equities Corporation
Statement of Stockholder's Equity
For the Year Ended December 31, 2009

	Class A Common Stock	Paid-In Capital	Retained Earnings	Total
Balances, December 31, 2008, as previously reported	$ 7,500	$ 11,500	$ 16,137	$ 35,137
Prior period adjustments-errors related to unrecorded receivables and payables, net of tax	-	-	204,889	204,889
Net income	-	-	231,643	231,643
Balances, December 31, 2009	$ 7,500	$ 11,500	$ 452,669	$ 471,669

The accompanying notes are an integral part of these financial statements.

Alliance Affiliated Equities Corporation
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash Flows from Operating Activities:		
Net income	$	231,643
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes		61,241
Bad debt expense		32,650
Changes in:		
Accounts receivable		(334,796)
Prepaid FINRA fees		(833)
Commissions payable		1,827
Accounts payable and accrued expenses		794
Cash Used in Operating Activities		(7,474)
Net change in cash		(7,474)
Cash and cash equivalents, beginning of period		20,113
Cash and cash equivalents, end of period	$	12,639
Supplemental Disclosures:		
Cash paid for taxes	$	48

The accompanying notes are an integral part of these financial statements.

Note A – Nature of Operations

Alliance Affiliated Equities Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Texas corporation wholly owned by Mr. David Dyer, an individual, and is headquartered in Kansas City, Missouri.

The Company's primary activity is to identify and obtain investors for its private placement sponsors. These activities result in commission income to the Company from its sponsors.

Note B – Summary of Accounting Policies

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

Revenue Recognition
Fees from commissions and the related costs are recognized in the period in which the commissions are earned.

Office Equipment
Office equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the corresponding assets.

Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

FASB ASC 740, Accounting for Income Taxes, also provides guidance on how to measure and account for various tax positions. The Company has adopted FASB ASC 740, Accounting for Income Taxes, and has determined that no material unrecognized tax benefits or liabilities exist as of December 31, 2009 and 2008 for the Company. If applicable, the Company will recognize interest and penalties related to any underpayment of income taxes in the year incurred. The Company is not at the present time under examination by any taxing authority. Effectively, all years for federal and state income examination are closed for any year ended prior to December 31, 2006. The adoption of FASB ASC 740, Accounting for Income Taxes, did not have a material effect on the Company or its operations.

Note B – Summary of Accounting Policies (Continued)

Cash and Cash Equivalents
The Company considers all highly liquid investments, including certificates of deposit and money market funds, to be cash equivalents.

Accounts Receivable
Accounts receivable consists primarily of commissions receivable from the Company's product sponsors.

The Company uses the allowance for doubtful accounts method of valuing doubtful accounts receivable, which is based on historical experience coupled with a review of the current status of existing receivables.

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Estimates
Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

Note C – Income Taxes

Income tax expense differed from the amounts computed by applying the blended income tax rate of 22.25% to pretax income as a result of the differences between the tax and accrual basis as the Company reports income for tax purposes using a method which is the combination of the "cash receipts and disbursements" and accrual methods of accounting. This method of recognizing income and deducting expenses is permitted under Internal Revenue Code section 446 (c) (4).

Deferred tax liabilities are attributable to accounts receivable and prepaid expenses, which are included on the tax return in the year the cash transaction occurs. Deferred tax assets are attributable to the Company's net operating loss carryforward, accounts and commission payable, and state deferred tax liabilities.

Note C – Income Taxes (Continued)

The following details the tax expense for the year ended December 31, 2009.

	Current	Deferred	Total
U.S. Federal	$ (3,238)	$ 40,261	$ 37,023
State and local	-	20,980	20,980
	$ (3,238)	$ 61,241	$ 58,003

The net deferred income tax assets and liabilities in the balance sheet as of December 31, 2009 consist of the following:

Deferred tax assets	$ 15,811
Deferred tax liabilities	132,051
Net Deferred Tax Liability	$ 116,240

At December 31, 2009, the Company has approximately $26,000 in unused operating loss carryforwards that may be applied against future taxable income The carryforward expires in 2029.

Note D - Related Party Transactions

The Company obtains management services and occupancy facilities under the terms of a service agreement with an entity owned by the Company's sole stockholder. For the period ended December 31, 2009, service fees of $1,374,439 were paid to this related entity.

Note E – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2009 the Company had allowable net capital of $8,032, which was in excess of its required net capital of $5,000. The Company's indebtedness to net capital ratio at December 31, 2009 was 201%.

Note F – Required Information Omitted

The Company has no liabilities subordinated to claims of general creditors as of December 31, 2009; therefore, the statement of changes in liabilities subordinated to claims of general creditors has been omitted.

The Company does not maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" and it has not held "physical possession or control" of any securities for customers since operations commenced. Information relating to the possession or control requirements in Rule 15c3-1 is also omitted.

Note G – Other Expenses

Other expenses include approximately $32,000 of commission expense, $58,000 of medical employee benefits expense, and $33,000 of bad debt expense, as well as other miscellaneous expenses.

Note H – Concentration of Credit Risk

The Company maintains cash balances at several banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation. At December 31, 2009, the Company does not have cash and deposits exceeding the insured limits.

Financial instruments that potentially subject the Company to credit risk consist principally of accounts receivable.

One investment sponsor accounted for approximately 83% of the Company's revenue for the year ended December 31, 2009.

Note I – Commitments and Contingencies

The Company has been named in a FINRA arbitration claim by a former investor. No amount has been accrued in these financial statements as the outcome of this matter is uncertain and because the resulting liability, if any, cannot be determined.

Note J – Prior Period Adjustments

Retained earnings at the beginning of 2009 has been adjusted to correct errors caused by understating accounts receivable and commissions payable. Had the errors not been made net income would have increased by $204,889, net of income tax of $54,999.

Note K - Subsequent Events

Management has evaluated subsequent events through February 5, 2010, the date on which the financial statements were available to be issued.

Alliance Affiliated Equities Corporation
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2009

Net Capital

Total Stockholder's Equity	$ 471,669
Less Non-allowed Assets:	
Prepaid NASD fees	12,072
Receivables	567,805
Total Non-allowed Assets	579,877
Add: Deferred tax liability	116,240
Net capital	$ 8,032
Minimum net capital required	$ 5,000
Total aggregate indebtedness	$ 16,157
Percentage of aggregate indebtedness to net capital	201%

Reconciliation with Company's Computation

Net capital per Company's fourth quarter FOCUS report as amended	$ 8,032
Net capital reported above	$ 8,032

Alliance Affiliated Equities Corporation
Schedule II
Computation of Reserve Requirements under Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2009

An exemption is claimed from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(i) as the Company does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Alliance Affiliated Equities Corporation
Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009

The Company has complied with the exemptive requirements of Rule 15c3-3 of the Securities and Exchange Commission and did not maintain possession or control of any customer funds or securities as of December 31, 2009.

Alliance Affiliated Equities Corporation
Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customer's
Regulated Commodity Futures and Options Accounts
December 31, 2009

The Company is exempt under Rule 15c3-3(k)(2)(i).

Gottlieb, Flekier & Co., P.A.
CERTIFIED PUBLIC ACCOUNTANTS
Jerrold L. Gottlieb • Steven M. Flekier • Danielle L. Bordman

Report on Internal Control Required by SEC Rule 17a-5(g)(1)

To Directors and Shareholders of
Alliance Affiliated Equities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Alliance Affiliated Equities Corporation (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

12721 METCALF AVE., SUITE 201 • OVERLAND PARK, KS 66213-2619
TEL 913-491-6655 • FAX 913-491-0429

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the paragraphs above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Alliance Affiliated Equities Corporation as of and for the year ended December 31, 2009.

Management did not have controls in place to properly account for receivables, payables, and deferred taxes on the accrual method in accordance with generally accepted accounting principles. These control weaknesses are indicated in correspondence from both FINRA and the SEC prior to the issuance of this report. Management indicated that once they were informed by both FINRA and the SEC of these deficiencies, they discussed how to correct such items with their FINRA representative and followed his recommendation, which involved estimating the receivables and payables on a monthly basis. We found the estimates made at December 31, 2009 were materially different that the actual amounts of such receivables and payables and, therefore, proposed adjustments to the Company's books. Management understands such adjustments, recorded them, and has represented to us that they have adjusted their procedures to more accurately reflect such accruals on a going forward basis.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material

inadequacy for such purposes. Based on this understanding and on our study, we believe that with the exception of the previous paragraph, the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gottlieb Flekier & Co., P.A.

Gottlieb, Flekier & Co., P.A.
February 5, 2010

Gottlieb, Flekier & Co., P.A.
CERTIFIED PUBLIC ACCOUNTANTS
Jerrold L. Gottlieb • Steven M. Flekier • Danielle L. Bordman

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of
Alliance Affiliated Equities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Alliance Affiliated Equities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Alliance Affiliated Equities Corporation's compliance with the application instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Alliance Affiliated Equities Corporation's management is responsible for Alliance Affiliated Equities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries (general ledger) noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers (trial balance and general ledger) noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers (trial balance and general ledger) supporting the adjustments noting no differences.

12721 METCALF AVE., SUITE 201 • OVERLAND PARK, KS 66213-2619
TEL 913-491-6655 • FAX 913-491-0429

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed the additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Gottlieb Flekier & Co., P.A.

Gottlieb, Flekier & Co., P.A.
February 5, 2010

Alliance Affiliated Equities Corporation

Financial Statements and
Independent Auditors' Report

For the Year Ended December 31, 2009